Exhibit 99.14

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the three months ended December 31, 2024, with comparative information for the three months ended December 31, 2023. This MD&A is dated March 3, 2025 and takes into account information available up to and including that date. The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in Canadian dollars, unless otherwise indicated. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended December 31, 2024 and the annual consolidated financial statements for the year ended September 30, 2024, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company’s main corporate strategy is to advance its mineral properties to a drill-ready stage and then conduct exploration and evaluation. The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are entirely dependent upon the existence of economically recoverable mineral reserves of the Company and those in which it holds a mineral property or shareholder interest. The continued exploration and development of projects will depend on the Company’s ability to raise capital, primarily from the issuance of common shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These statements appear in a number of places in this presentation and include statements made with respect to anticipated exploration and development activities, and the Company’s intention to employ its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. When used in this presentation words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements in this presentation include, but are not limited to: statements regarding the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of precious and base metals, the estimation of mineral resources, operating and exploration expenditures, costs and timing of development of new deposits, and costs and timing of future exploration.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accidents; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; adverse claims made by local communities; changes in commodity prices; unanticipated exploration and development challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators.

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; anticipated costs and expenditures; the Company’s ability to advance exploration efforts at San Luis and La Estrella; and the results of such exploration efforts. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward- looking statements. If we update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to other forward-looking statements. All forward-looking statements contained in this presentation are expressly qualified in their entirety by this cautionary statement.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

MINERAL PROPERTIES AND COMPANY UPDATE

San Luis

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining Inc. (“SSR Mining”), pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

This transformational acquisition includes a historical Measured and Indicated resource of 348,000 ounces (oz) of gold (Au) grading 22.4 g/t Au, and 9,003,300 oz silver (Ag) grading 578.1 g/t Ag. The historical resource estimate was reported in the San Luis Technical Report (as defined below). The historical estimate was considered to be relevant and reliable for the purposes of the Company proceeding with the acquisition of the San Luis Project from SSR Mining as it provided an indication of the potential significance of the San Luis Project. The mineral resource models were developed based on samples obtained from 96 surface trenches (947m) and 136 drill holes (22,354m). Capping was used to reduce the influence of erratic high-grade values. Block grades were estimated using one-meter composites and inverse distance weighting. The historical estimate uses the categories set out in Sections 1.2 and 1.3 of NI 43-101. Additional work including some re-sampling of historical core and a review of the geological model will be necessary to verify the historical resource estimate. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources.

The historical mineral resource estimate is hosted within the Ayelen vein system, and is open in multiple directions. Furthermore, there are multiple targets for growth on the property given limited and focused historical drilling, and undrilled targets supported by highly anomalous (> 4 g/t Au) trenching and rock samples. The extensive ground holding totaling 23,098 Ha has yet to be systematically explored with many structures that have not yet been sampled and extensions of vein trends under cover that have not been tested providing further exploration potential. Given this, Highlander will implement a comprehensive program of geological mapping, sampling, and geophysical surveys to develop a technical assessment of the discovery potential before more focused exploration on the highest priority targets.

The Company acquired the San Luis Project for upfront cash consideration of US$5,000,000 and an additional US$37,500,000 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	US$1,250,000 after the commencement of an initial drilling program;

(b)	US$1,250,000 after the first anniversary of the commencement of an initial drilling program;

(c)	US$5,000,000 after the completion of a feasibility study;

(d)	US$10,000,000 after the beginning of commercial production;

(e)	US$10,000,000 after the first anniversary of commercial production; and

(f)	US$10,000,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter returns royalty (the “Royalty”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of the Royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

Highlander’s technical team commenced field reconnaissance of the San Luis Project during July 2024, with mapping in an area of cover north of the Ayelen vein system identifying a series of previously unrecognized new veins. Several targets in the Ayelen area were also reviewed to understand mineralization types and structural settings.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

Exploration Review

The Company is currently undertaking a review of prior exploration plans and targets, based on new integration and analysis of existing data, drill core review and field work validation, with updates to be announced in due course.

Opportunities

The Company believes there is exceptional growth and discovery potential beyond the Ayelen vein, with numerous veins undrilled and stacked boiling zone potential that is untested. In addition, the Company will be evaluating the polymetallic-silver and copper-molybdenum porphyry targets.

The Bonita vein system has limited drilling, with two historic drill holes including BOD-001, which returned 35.25 m of 5.54 g/t Au and 25.43 g/t Ag, from 19.1 m downhole, including 3.2 m @ 30.2 g/t Au and 114.8 g/t Ag. Au grades from historic drilling and trenching plus the strike length are similar to the Ayelen vein system. Future work will include follow up drilling, detailed mapping and systematic channel sampling of the known mineralized structures and also prospecting work at the adjacent areas to follow up on and identify additional veins, with the final objective of defining further targets. The Bonita vein target area is fully permitted for drilling and trenching activities under an approved DIA (“Declaracion de Impacto Ambiental”).

Community Relations

The property occupies community land and developing and growing social license is a priority for Highlander Silver. The Company has an established presence on the property and community agreement to support commencing of exploration. It intends to employ its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, and cultural, health and education programs.

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953 (Hector Barrionuevo, Julcani – Mina emblematica de Minas Buenaventura con 63 años de operación. PERU XVIII Peruvian Geological Congress).

The Company purchased the Estrella 001 exploration concession located in the Huancavelica Department of central Peru for a cash payment of $3,701 (US$2,700) from Minera Ares S.A.C. on August 10, 2021. Minera Ares retained a 2% NSR on metallic minerals production and Highlander Silver has a right to buy back the first 1% for US$200,000 and the second 1% for US$300,000, for a total of US$500,000.

Subsequent to the acquisition, the Company continued to monitor the surrounding area and in March 2023, it successfully acquired via auction with the Peruvian Mining Authority the Estrella 002 concession, a key 200-hectare area contiguous with Estrella 001, for US $31,000. In addition, the Company acquired the La Estrella Project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for a payment of $15,000 and the issuance of 75,000 common shares of Highlander Silver.

During 2023, the Company developed 3D geological models of the (Ag-Au ±Pb ±Zn ±Cu) mineralization using the available drilling information and interpreted geological controls. Potential extensions to the mineralized envelopes have been used to outline a near-surface exploration target of 15 to 35 Mt averaging between 50 and 60 g/t Ag, and 0.4 to 0.6 g/t Au containing some 25 to 60 Moz Ag and 0.2 to 0.7 Moz Au.

The potential quantity and grade of the exploration target was determined based on 3D geological models of the Ag-Au mineralization using the available drilling information and interpreted geological controls. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and more information and work is required to define a mineral resource.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

Alta Victoria

Following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche

Following a strategic review of the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company terminated its option to acquire a 100% interest in the Politunche project.

Subsequent Events

On January 7, 2025, the Company announced the appointment of Daniel Earle as President and Chief Executive Officer of the Company succeeding Richard Warke, Interim President and CEO, who continues to serve on the Board of Directors alongside Messrs. Thomas Whelan, Jerrold Annett, Javier Toro and Federico Velásquez. Highlander further announced that, in addition to Mr. Earle, it had strengthened its management team with the appointments of Sunny Lowe as Chief Financial Officer, Federico Velasquez as President Peru, Sergio Gelcich as Vice President Exploration, Arun Lamba as Vice President Corporate Development, Purni Parikh as Senior Vice President Corporate Affairs, and Tom Ladner as General Counsel.

On February 19, 2025, the Company announced that it has entered into an agreement with Ventum Financial Corp. as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 17,857,200 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $25,000,080 (the “Offering”), and an option which allows the Underwriters to purchase up to an additional 15% of the common shares issued in the Offering (the “Underwriters’ Option”), on the same terms as the Offering. On February 20, 2025, the Company announced that the Offering was upsized to 20,000,000 common shares for gross proceeds of $28,000,000, before accounting for the Underwriters’ Option. The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis Project in Peru, as well as for working capital and general corporate purposes. The Offering is scheduled to close on March 11, 2025.

Mineral Property Interests

The Company’s accounting policies capitalize exploration and evaluation costs until such time that they are either impaired or advanced into production. The history of cumulative capitalized exploration and evaluation costs are as follows:

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total

October 1, 2024	$–	$–	$683,338	$11,442,214	$12,125,552
Administrative	–	–	–	31,587	31,587
Dues & fees	–	–	–	1,317	1,317
Field equipment and related expenditures	–	–	3,592	54,494	58,086
Geological and related expenditures	–	–	1,364	14,545	15,909
Legal expenses	–	–	–	56,911	56,911
Personnel	–	–	31,362	247,642	279,004
Services	–	–	2,528	22,205	24,733
Foreign exchange translation	–	–	37,835	676,551	714,386
December 31, 2024	$–	$–	$760,019	$12,547,466	$13,307,485

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2023	$–	$–	$254,571	$–	$254,571
Acquisitions/staking/assessments	36,722	–	–	10,623,949	10,660,671
Administrative	–	–	–	21,134	21,134
Dues & fees	17,890	–	23,403	65,295	106,588
Field equipment and related expenditures	19,993	–	26,593	39,703	86,289
Geological and related expenditures	30,383	–	154,110	137,884	322,377
Legal expenses	7,582	1,965	3,658	4,606	17,811
Personnel	118,692	17	162,383	256,899	537,991
Services	7,054	296	27,421	33,034	67,805
Travel	–	–	–	4,395	4,395
Impairments/write-downs	(238,316)	(2,278)	–	–	(240,594)
Foreign exchange translation	–	–	31,199	255,315	286,514
September 30, 2024	$–	$–	$683,338	$11,442,214	$12,125,552

During the three months ended December 31, 2024, the Company continued to carry out exploration activities at the San Luis Project including geological assessment, fieldwork review, community relations and camp maintenance.

LOSS FROM OPERATIONS

	For the three months ended December 31,
	2024	2023
Expenses
Accretion expense	$6,566	$–
Advertising and promotion	–	100
Consulting expense	–	226
Depreciation	3,059	1,437
Foreign exchange	236,330	65,073
Office expenses	95,331	15,947
Professional fees	310,059	231,309
Property investigation costs	–	33,217
Salaries and benefits	39,421	–
Share-based compensation	637,873	–
Transfer agent and filing fees	6,615	10,241
Loss from operations	1,335,254	357,550

Gain on disposal of equipment	(137,294)	–
Interest income	(10,696)	(19,490)
Other income	(45)	–
Write-off of mineral property interests	–	108,945
Net loss	$1,187,219	$447,005

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

Three Months Ended December 31, 2024 Compared to the Three Months Ended December 31, 2023

The Company incurred loss from operations of $1,335,254 for the three months ended December 31, 2024 (December 31, 2023 – $357,550). The increase in the loss is due to the following factors:

●	Share-based compensation, a non-cash cost, of $637,873 for three months ended December 31, 2024 (December 31, 2023 – $nil), as a result of new options granted during the three months ended December 31, 2024.

●	An increase in professional fees of $310,059 for the three months ended December 31, 2024 (December 31, 2023 – $231,309), reflecting the addition of professional fees incurred for the San Luis Project following the acquisition of the property in May 2024.

●	An increase in foreign exchange loss due to the revaluation of the parent company’s net liability in US dollars to Canadian dollars for financial statement presentation purposes, as the Canadian dollar weakened against the US dollar during the three months ended December 31, 2024.

●	In current quarter, the Company recorded a gain of $137,294 from sale of equipment and vehicles that have been fully depreciated and were no longer in use.

SUMMARY OF QUARTERLY RESULTS

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Loss from operations	$(1,335,254)	$(597,288)	$(185,030)	$(795,648)
Net loss	(1,187,219)	(643,699)	(179,049)	(854,924)
Total comprehensive loss	(599,038)	158,536	(1,111,586)	(852,407)
Net loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.01)

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Loss from operations	$(357,550)	$(206,725)	$(246,656)	$(230,894)
Net loss	(447,005)	(4,849,080)	(235,949)	(230,894)
Total comprehensive loss	(492,461)	(4,833,533)	(131,712)	(217,628)
Net loss per share – basic and diluted	$(0.01)	$(0.15)	$(0.01)	$(0.01)

The increase in loss from operations in the first quarter of 2025 from the preceding quarter is mainly related to the addition of operating expenses from the San Luis Project acquired in May 2024, an increase in stock-based compensation due to the granting of new options to the new Directors and consultant in October 2024, and the impact of a higher exchange rate applied to revalue the parent company’s net liability in US dollars to Canadian dollars for financial statement presentation purposes.

The increase in loss from operations in the fourth quarter of 2024 from the preceding quarter is mainly related to the addition of operating expenses from the San Luis Project acquired in May 2024. In addition, the Company had additional impairment losses on the Alta Victoria Property and Politunche Property, leading to an increase in net loss in the fourth quarter of 2024.

The increase in loss from operations and net loss in the second quarter of 2024 from the preceding quarter is mainly related to an increase in stock-based compensation due to the granting of new options to consultants in March 2024.

The increase in net loss in the fourth quarter of 2023 is due to the impairment losses incurred from the Alta Victoria Property and the Politunche Property.

The change in total comprehensive loss is related to the foreign currency translation for the respective periods.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	December 31, 2024	September 30, 2024
Cash and cash equivalents	$1,671,803	$2,500,894
Receivables	240,885	290,357
Prepaids and other	27,130	25,536
Accounts payable and accrued liabilities	407,648	372,481
Consideration payable	1,798,625	1,687,375
Total current assets	1,939,818	2,816,787
Total current liabilities	$2,206,273	$2,059,856

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities, or strategic alternatives will be available on acceptable terms to the Company or at all.

As discussed above, on February 19, 2025, the Company announced that it has entered into an agreement with the Underwriters, pursuant to which, the Underwriters have agreed to purchase, on a bought deal private placement basis, 17,857,200 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $25,000,080 and an Underwriters’ Option which allows the Underwriters to purchase up to an additional 15% of the common shares issued in the Offering, on the same terms as the Offering. On February 20, 2025, the Company announced that the Offering was upsized to 20,000,000 common shares for gross proceeds of $28,000,000, before accounting for the Underwriters’ Option. The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis Project in Peru, as well as for working capital and general corporate purposes.

Cash used in operating activities during the three months ended December 31, 2024 was $387,078 (December 31, 2023 – $460,081). The decreased is primarily attributable to the timing of payments affecting changes in non-cash working capital items such as prepaid expenses, receivables and accounts payable and accrued liabilities.

Cash generated from financing activities during the three months ended December 31, 2024 was $3,750 (December 31, 2023 – $2,981,480). The cash inflow was from exercise of warrants of $3,750 (three months ended December 31, 2024 – $nil), whereas the prior year’s cash inflow was mainly from the net proceeds of $2,981,480 from a private placement.

Cash used in investing activities during the three months ended December 31, 2024, was $319,557 (December 31, 2023 – $190,033). The increased is primarily attributable to the increased payment for the exploration and evaluation expenditures of $467,547 (three months ended December 31, 2024 – $190,033), partially offset by the receipt on disposal of equipment of $137,294 (three months ended December 31, 2024 – $nil).

COMMITMENTS AND CONTINGENCIES

At December 31, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$407,648	$–	$407,648
Consideration payable	1,798,625	1,798,625	3,597,250
Office rent obligations	84,200	161,300	245,500
Exploration expenses and other	1,932,500	–	1,932,500
	$4,222,973	$1,959,925	$6,182,898

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

SHARE CAPITAL INFORMATION

As at March 3, 2025, the Company had the following securities issued and outstanding:

●	81,720,985 common shares

●	7,195,000 shares issuable pursuant to exercise of stock options

●	29,950,000 shares issuable pursuant to exercise of warrants

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

RELATED PARTY TRANSACTIONS

A number of key management personnel and Directors hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the three months ended December 31, 2024 and 2023.

During the three months ended December 31, 2024 and 2023 key management personnel and Directors receive no salaries and non-cash benefits (other than incentive stock options), or other remuneration directly from the Company, other than noted below, and there are no contracts with them that cannot be terminated without penalty on thirty to ninety days advance notice. Key management personnel and Directors participate in the Company’s stock option plan.

Key management compensation for the three months ended December 31, 2024 and 2023 is comprised of the following:

	Three months ended December 31,		Amounts due to related parties December 31,
	2024	2023	2024	2023
Share-based compensation	$600,886	$–	$–	$–
Professional fees	156,605	119,183	27,821	28,955
	$757,491	$119,183	$27,821	$28,955

Professional fees relate to the following related parties transactions with the Company or Company controlled entities during the period:

a)	Stephen Brohman was the Company’s CFO during the reporting period. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services.

b)	David Fincham was appointed as the Company’s CEO effective October 2022 and continued as the Company’s CEO through the reporting period.

c)	Dr. Leandro Echavarria was the Company’s VP of Exploration. He has significant influence of LE Geological Services USA. (“LE Geo”). LE Geo provided the Company with geological services during the reporting period.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2024 was approximately $54,600 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three ended December 31, 2024 and 2023:

	Three months ended December 31,
	2024	2023
Salaries and benefits	$39,421	$–
Office and other	26,557	–
Marketing and travel	2,075	–
	$68,053	$–

At December 31, 2024, amounts in accounts payable and accrued liabilities include $23,794 due to a related party, being the management company referred to above, (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply for IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $2,068,454 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three months ended December 31, 2024 and 2023, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

As at December 31, 2024 all of the Company’s cash and cash equivalents was held either in Canadian dollars, US dollars or Peruvian Soles. The Company incurs expenditures in Canada and Peru, and as such is exposed to currency risk associated with these costs.

A change in the value of the Peruvian Soles by 10% relative to the Canadian dollar would not have a significant impact on the Company’s working capital and net loss for three months ended December 31, 2024 and 2023.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	December 31, 2024	September 30, 2024
Equity attributable to shareholders of the Company	$10,988,572	$10,945,987
Less: Cash and cash equivalents	(1,671,803)	(2,500,894)
	$9,316,769	$8,445,093

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

The Company did not have any externally imposed restrictions as at December 31, 2024. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

RISKS AND UNCERTAINTIES

The Company is exposed in varying degrees to a variety of financial instrument related risks as discussed in the Company’s 2024 annual MD&A dated January 28, 2025 which is available on SEDAR+ at www.sedarplus.ca.

Highlander’ business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Highlander, its business and prospects, and could cause actual events to differ materially from forward looking statements related to Highlander.

Limitations of Controls and Procedures

Management has implemented disclosure control and procedures and internal controls over financial reporting intended to allow for the appropriate fair presentation of financial and other information that the Company is required to disclose. Any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

QUALIFIED PERSON

The scientific and technical information contained in this document has been reviewed and approved by Sergio Gelcich, who is a “Qualified Person” as defined in NI 43- 101. The scientific and technical information in this document related to San Luis is derived from the technical report prepared for SSR Mining Inc. titled “Technical Report for the San Luis Feasibility Study, Ancash Department Peru” with an effective date of June 4, 2010, prepared by Mine and Quarry Engineering Services, Inc., RR Engineering, Milne & Associates, Resource Modeling Inc, Resource Evaluation Inc., and Montgomery Watson Harzag Americas Inc. (the “San Luis Technical Report”). The historical San Luis mineral resource estimate disclosed herein is comprised of measured mineral resources of 61,000 oz Au grading 34.3 g/t Au and 1.35m oz Ag grading 757.6 g/t Ag, and indicated mineral resources of 287,000 Au grading 20.8 g/t Au and 7.66m oz Ag grading 555 g/t Ag. The scientific and technical information in this report related to La Estrella was based upon the Company’s news releases dated July 11, 2023, and July 17, 2023, which disclosure was approved by Graeme Lyall, a QP under NI 43-101, who was, at the time of such news releases, a Director of the Company.